Mail Stop 3561

      							July 11, 2005


Mr. Robert Mackenzie
Director of ntl Directors Limited
South Hertfordshire United Kingdom Fund, Ltd.
Ntl House, Bartley Wood Business Park, Hook,
Hampshire, RG27 9UP, England

	Re:	South Hertfordshire United Kingdom Fund, Ltd.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-19889

Dear Mr. Mackenzie:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition,
page 24

Results of Operations, page 28

1. We note your disclosure that you record a charge for minority interest in NTL (South Hertfordshire) Limited when the assets of NTL
(South Hertfordshire) Limited exceed its liabilities. Clarify this statement for us and tell us your basis in the accounting literature for charging none of the losses of NTL (South Hertfordshire) Limited to the minority shareholder until the quarter ended December 31, 2004. In addition, tell us why you began charging minority interest in the final quarter of 2004. Please provide us with your calculation of how you determined the amounts of minority interest to record in the statement of operations and the balance sheet. Please refer to all applicable accounting literature.

Note 1 - Organization and Partners` Interests, page F-8

2. Describe for us how you applied the guidance in FIN 46(R) in determining that it is appropriate to consolidate NTL (South
Hertfordshire) Limited.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Robert Mackenzie
South Hertfordshire United Kingdom Fund, Ltd.
July 11, 2005
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